Aj 3/24

06005976

AB 3/23/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) North Carolina (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Roberts (828)883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GablerMolis & Company, PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) North Carolina (State) 28801 (Zip Code)

PROCESSED
MAY 16 2006
THOMSON
FINANCIAL

RECEIVED
FEB 28 2006
SEC MAIL PROCESSING SECTION
WASH DC 160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KM 5/16/06

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Linda J. Young

Notary Public

My Comm. Exps: 9-21-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GablerMolis & COMPANY, PA
Certified Public Accountants

190 S. Caldwell Street
P.O. Box 1094
Brevard, NC 28712
tel. 828.883.2920
fax 828.883.4692

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH, D.C.
160 SECTION

To the Management and Members
Carolina Financial Securities, LLC
223 West Main Street
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2005 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The following is a reportable condition we noted.

SEGREGATION OF DUTIES

Although improvement in segregation of duties has occurred over the last few years, Management should continually keep in mind that there are inherent limitations on the effectiveness of internal accounting controls due to the small size of the organization's accounting staff, which it is technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances. The purpose behind the need for checks and balances is to reduce the possibility for errors arising from such causes as misunderstanding of instructions, mistakes in judgment and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

*****

A material weakness is a reportable condition in the design or operation of one or more of the internal control elements that does not sufficiently minimize the possibility that, in the normal course of performing their assigned functions, employees may not detect errors or irregularities in amounts that would be material to the financial statements being audited.

Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. The

condition reported above, regarding segregation of duties, is not considered to be a material weakness.

The conditions and recommendations described below are not considered by us to be reportable conditions but are presented for your consideration to enhance existing control policies and procedures or assist management in day-to-day operations.

CASH DISBURSEMENTS

During our review of cash disbursements, we noted that in some cases, invoices or other supporting documentation were not properly reviewed and approved prior to payment. This was not a regular occurrence, however we feel that all invoices should be reviewed and approve by an authorized member of Management prior to any disbursement being made. This would help reduce any potential for improper disbursements and possibility for fraudulent vendor set-up or payment.

REVIEW AND APPROVAL OF JOURNAL ENTRIES

During our audit, we noted that non-standard journal entries are not being reviewed and approved prior to recording in the general ledger. Although we realize that Management contracts with an outside bookkeeper to review the books and records on a monthly basis, we feel that review and approval of non-standard entries should be performed prior to the original recording. This should reduce the amount of time required for the month-end review and reduce the number of corrections needed. More importantly, this should allow management the ability to review financial results at any point during the month without questioning the accuracy of the numbers.

*****

We wish to take this opportunity to express our appreciation for the assistance and cooperation given our representatives during our audit. Should you have any questions concerning the matters presented herein, we would be pleased to discuss them with you further at your convenience.

Sincerely,

GablerMolis & Co

GablerMolis & Company, PA
January 26, 2006

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

Audited Financial Statements

For the Year Ended December 31, 2005

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2005, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Gabler Molis & Company, PA

GablerMolis & Company, PA
January 25, 2006

CAROLINA FINANCIAL SECURITIES, LLC

Balance Sheet
December 31, 2005

Assets

Current assets:	
Cash and cash equivalents	$ 71,998
Accounts receivable, net	2,622
Due from related party	4,000
Total current assets	78,620
Other assets:	
Property, improvements and equipment, net	30,274
Investments, at cost	10,141
Due from member	14,529
Total other assets	54,944
Total assets	$ 133,564

Liabilities and Members' Equity

Current liabilities:	
Accounts payable	$ -
Accrued payroll, taxes and commissions	4,437
Total current liabilities	4,437
Members' equity	129,127
Total liabilities and members' equity	$ 133,564

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Income and Members' Equity
For the Year Ended December 31, 2005

Income from fees	$ 939,786
Less: direct cost of fees	794,203
Gross profit	145,583
Less operating expenses:	
Depreciation	18,642
Insurance	14,482
Rents and leases	8,959
Professional services	8,681
Telephone	6,315
Utilities	2,425
Office expenses and supplies	2,229
Repairs and maintenance	1,759
Employee retirement	1,450
Postage	1,007
Dues and subscriptions	414
Advertising	238
Bad debt expense	237
Miscellaneous	180
Bank charges	169
Contributions	114
Printing and reproduction	24
Total operating expenses	67,325
Income from operations	78,258
Other income (expense):	
Loss on disposal of assets	(47,180)
Total other income (expense)	(47,180)
Net income	31,078
Members' equity beginning of year	98,049
Members' equity end of year	$ 129,127

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Cash received from customers	$ 935,636
Less cash paid for direct cost and operating expenses	(876,788)
Net cash from operating activities	58,848
Net decrease in cash and cash equivalents	58,848
Cash and cash equivalents, beginning of year	13,150
Cash and cash equivalents, end of year	$ 71,998

Reconciliation of net income to net cash provided from operating activities:

Net income	$ 31,078
Adjustments:	
Depreciation	18,642
Bad debt expense	237
Loss on sale of property, improvements and equipment	47,180
Decrease in accounts receivable	1,173
Increase in due from related party	(4,000)
Increase in due from member	(1,323)
Decrease in accounts payable	(13,509)
Decrease in accrued payroll, taxes and commissions	(20,630)
Net cash provided by operations	$ 58,848

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Computation of Net Capital
December 31, 2005

Total assets		$ 133,564
Total liabilities		4,437
Net worth		129,127
Less non-allowable assets:		
Petty cash		(200)
Accounts receivable		(2,622)
Due from related party		(4,000)
Due from members		(14,529)
Furniture, equipment, and leasehold improvements		(30,274)
Investments		(10,141)
		(61,766)
Net capital		67,361
Minimum net capital requirement		5,000
Excess net capital		$ 62,361
Net capital previously reported by broker-dealer, December 31, 2005		$ 67,361
Add:	Increase for audited due from related party	-
	Increase for audited accrued payroll, taxes and commissions	-
	Net adjustment	-
Audited net capital		$ 67,361

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes

The Company, with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $238 for 2005.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2005:

Trade receivables	$ 230,285
Less: allowance for doubtful accounts	(227,663)
	$ 2,622

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2005 was $237.

Note C - Investments

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2005 the company held 1,500 options that have a reported cost of $10,050. The terms of the options are as follows: 1,500 options expire in June 2006 with a strike price of $16. As of December 31, 2005 the stock was trading at $35.18 per share.

Note D - Operating Leases

The Company rents office equipment under a non-cancelable lease agreement with monthly payments of $524. This lease expires in May 2006.

Note D - Operating Leases (continued)

Future minimum lease payments for the next five years are as follows:

	2006	$ 3,144
	2007	-
	2008	-
	2009	-
	2010	-
Total minimum future rentals		$ 3,144

Rent expense for the year ended December 31, 2005 was $8,960.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2005 was $114.

Note F - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 14,529

These advances have been classified as long-term assets with no specific terms of repayment.

During the year, a related party used the services of certain Company employees. At December 31, 2005, $4,000 was receivable from the related party for the use of those services.

During the year, the Company moved to new office space. As part of the move, a related organization signed the lease and began charging a monthly management fee to the Company. The fee covers rent, utilities, administration, etc. As of December 31, 2005, no formal management agreement had been signed. Management fee expense for the year ended December 31, 2005 was $25,000.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

Note G - Property, Improvements and Equipment (continued)

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Office equipment	$ 4,081
Computer equipment	78,682
Office furniture	44,979
Improvements	9,842
	137,584
Less: accumulated depreciation	(107,310)
Total	$ 30,274

Depreciation charged to operations was $18,642 during the year ended December 31, 2005.

Note H - Concentrations

Accounts receivable at December 31, 2005 includes approximately $104,000 or $45.3% of total gross receivables from three clients. Revenues from three separate clients represented approximately $926,500 or 98.6% of revenues for the year.